BAKER DONELSON BEARMAN, CALDWELL & BERKOWITZ, PC	BAKER DONELSON CENTER SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613
NASHVILLE, TENNESSEE 37219
www.bakerdonelson.com

Lori Metrock
Direct Dial: (615) 726-5768
Direct Fax: (615) 744-5768
E-Mail Address: lmetrock@bakerdonelson.com

January 20, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Tia Jenkins

Re:	Buckeye Technologies Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 8, 2010
File No. 001-14030

Dear Ms. Jenkins:

On behalf of our client, Buckeye Technologies Inc. (the “Company”), and in follow up to my conversation today with Dave Walz of the staff of the Securities and Exchange Commission (the “Commission”), we hereby inform you that the Company intends to respond to the comments raised by the staff of the Commission in the letter dated January 19, 2011 from Ms. Tia Jenkins, Senior Assistant Chief Accountant, to Mr. John B. Crowe, Chief Executive Officer of the Company, regarding the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2010, filed on November 8, 2010, no later than February 16, 2011.

If you have any questions, please feel free to contact the undersigned at the contact information listed above.  Thank you for your cooperation and attention to this matter.

Best Regards,

                                                                                                                    /s/ Lori Metrock
Lori Metrock

ALABAMA •	GEORGIA •	LOUISIANA •	MISSISSIPPI •	TENNESSEE •	WASHINGTON, D.C.